January 28, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

Attention:	Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance

Re:	Apogee Enterprises, Inc.
Definitive Proxy Statement filed May 12, 2009
File No. 000-06365

Dear Mr. O’Brien:

This letter contains the response of Apogee Enterprises, Inc., a Minnesota corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 6, 2010 regarding the Company’s Definitive Proxy Statement filed on May 12, 2009 (the “2009 Proxy Statement”). For your ease of reference, we have reproduced the Staff’s comments below, prior to our response.

Staff Comment

1.	Each of our comments on your proxy statement disclosures relates to executive compensation. You should provide responsive disclosure in your future filings. In addition, please show us supplementally what your disclosure in response to these comments would look like for the compensation you report in this proxy statement.

Company Response

Responses to the Staff’s comments Nos. 2-7 are addressed below. The Company will provide responsive disclosure to the Staff’s comments Nos. 2, 4, 5 and 7 in our future proxy statement filings and the Company’s responses below include proforma disclosure for the Company’s 2009 Proxy Statement.

United States Securities and Exchange Commission

January 28, 2010

Staff Comment

Compensation Elements and Determination Factors, page 27

2.	We note disclosure on page 27 that base salary, actual short-term incentive plan payouts and long-term incentive plan annual awards are determined and adjusted due to the individual performance of named executive officers. We note disclosure on page 35 that salary increases for your named executive officers were determined after considering a number of factors including individual performance. We also note disclosure on page 34 of the factors of individual performance of your chief executive officer. In future filings, please disclose the elements of individual performance you consider when deciding to increase base salaries and to pay short-term and long-term incentive compensation to your named executive officers, other than your chief executive officer, pursuant to Item 402(b)(2)(vii) of Regulation S-K.

Company Response

On page 27 of the Company’s 2009 Proxy Statement, in the table included in the section titled “Compensation Elements and Determination Factors,” the references to “individual performance” as one of the determination factors for base salary, actual short-term incentive plan payouts and long-term incentive plan awards refers to each Named Executive Officer’s overall performance in his or her position for the fiscal year, which typically includes a subjective assessment of each Named Executive Officer’s executive leadership skills and performance against his or her individual business objectives for the fiscal year. The assessment of executive leadership skills for each Named Executive Officer typically includes an evaluation of his or her results achieved (compared to the relevant objectives set prior to the commencement of the fiscal year), strategic thinking, judgment and decisiveness, change leadership, development of critical skills within the organization, customer focus, diversity leadership and leading by personal example with integrity and in accordance with the Company’s Code of Conduct and core values.

In future proxy statement filings, we will replace the references to “individual performance” in the “Compensation Elements and Determination Factors” table with “annual subjective performance evaluation of executive leadership and achievement of individual business objectives” and disclose the individual business objectives for all named executive officers in the section titled “Fiscal 20     Executive Compensation Decisions – Annual Performance Evaluations” (page 34 of the Company’s 2009 Proxy Statement).

Below is proforma disclosure for the Company’s 2009 Proxy Statement which presents the proposed disclosure discussed above. The additional disclosure in the “Compensation Elements and Determination Factors” table is underlined.

United States Securities and Exchange Commission

January 28, 2010

Page 27 of the Company’s 2009 Proxy Statement

Compensation Elements and Determination Factors

The table below provides an overview of the elements, purpose and determination factors of the three core compensation elements used in our current compensation program.

Compensation Element	Purpose	Determinations and Adjustments	Deliverable
Base Salary and Benefits	Attract and retain executive officers through competitive pay and benefit programs	Annual subjective performance evaluation of executive’s leadership and achievement of individual business objectives, experience, tenure, competitive market data and trends, internal equity among positions within the Company with similar responsibilities, executive potential and the Company’s business outlook	Base salary—fixed bi-weekly cash payments Benefits—annual health and welfare insurance, retirement savings programs and stock purchase programs

Short-Term Incentive Plan	Create an incentive for the achievement of pre-defined annual business objectives

For target bonus award opportunities percentages—competitive market data and trends and internal equity among positions within the Company with similar responsibilities

For actual bonus payouts—performance against pre-established criteria in the annual cash incentive plan and annual subjective performance evaluation of executive’s leadership and achievement of individual business objectives

Annual variable cash payout

Long-Term Incentive Plan	Align the interests of executive officers with shareholders and to focus on sustained performance, entrepreneurial style and high-quality products and services while creating appropriate retention incentives through the use of multi-year vesting schedules

Annual award—annual subjective performance evaluation of executive’s leadership and achievement of individual business objectives, company performance, market data and trends, internal equity among positions within the Company with similar responsibilities and executive potential

New hire, promotion and special awards—internal equity among positions within the Company with similar responsibilities and market data and trends

Annual award—delivered using approximately 60% performance share awards and approximately 40% stock-settled stock appreciation rights or time-based restricted stock awards

New hire, promotion and special awards—time-based restricted stock awards

United States Securities and Exchange Commission

January 28, 2010

Page 34 of the Company’s 2009 Proxy Statement

Fiscal 2009 Executive Compensation Decisions

Annual Performance Evaluations

Annually, the performance of each of our Named Executive Officers is evaluated against executive leadership and agreed-upon individual business objectives for the just-completed fiscal year. For fiscal 2009, in addition to the financial objectives for annual cash incentives and Performance Shares, the individual business objectives for our Named Executive Officers were based on the following:

Name	Fiscal 2009 Individual Business Objectives
Russell Huffer	Strategy vision and implementation, succession planning, leadership development, execution of our Company-wide ERP implementation, operational and process improvement at our Harmon, Inc. subsidiary, and integration of our Tubelite Inc. subsidiary, which we acquired in December 2007.

James S. Porter	Strategy development and implementation, succession planning, leadership development, execution of our Company-wide ERP implementation, and operational and process improvement at our Harmon, Inc. subsidiary.

Gregory A. Silvestri	Operational and financial performance, safety, succession planning, leadership development, and strategy development and implementation at our Viracon, Inc. subsidiary, and new product development in our Architectural segment.

Patricia A. Beithon	Strategy implementation, process improvement at our Harmon, Inc. subsidiary, litigation management, corporate governance, and integration of our Tubelite Inc. subsidiary, which we acquired in December 2007.

Gary R. Johnson	Enterprise risk management, safety, execution of our Company-wide ERP implementation, management of our real estate portfolio, management of income tax positions and matters, evaluation and management of hedging strategies in our Architectural segment, and integration of our Tubelite Inc. subsidiary, which we acquired in December 2007.

United States Securities and Exchange Commission

January 28, 2010

The annual performance evaluations of our Named Executive Officers are subjective assessments of their executive leadership and achievement against their individual business objectives. The annual performance evaluation of our Chief Executive Officer is conducted by our Nominating and Corporate Governance Committee. All non-employee directors complete a performance evaluation form evaluating the performance of our Chief Executive Officer. The Chair of our Nominating and Corporate Governance Committee reviews the results of the annual performance evaluation of our Chief Executive Officer with members of our Nominating and Corporate Governance and Compensation Committees and our full Board. Our Chief Executive Officer conducts the annual performance evaluations of our other Named Executive Officers and reviews the results with members of the Committee. The subjective annual performance evaluations of our Named Executive Officers’ achievement against their individual business objectives for the just-completed fiscal year are important factors used by the Committee in determining the appropriate pay levels for our Named Executive Officers for the upcoming fiscal year, and in deciding whether to reduce the annual cash incentive award for the just-completed fiscal year. In addition, the annual performance evaluations of our Named Executive Officers’ achievement against their respective individual business objectives for the just-completed fiscal year are the primary criteria used by the Committee in making the SAR awards.

Staff Comment

Short-Term Incentive Plan, page 31

3.	In future filings, please elaborate on why you use two different plans to provide your executives with short-term cash incentive compensation. Explain more clearly how the benefits under each plan are different and why the Committee would chose to compensate executives under one plan or the other. We note that you already have disclosure that the annual cash incentive plan awards are based entirely on objective financial performance metrics, while Executive MIP awards are based on other factors.

Company Response

The Amended and Restated Executive Management Incentive Plan (the “Executive MIP”) was adopted to meet the requirements of Section 162(m) of the U. S. Internal Revenue Code (“Section 162(m)”), and initially only those executives whose annual compensation for the year was expected to exceed the $1,000,000 cap under Section 162(m) participated in the Executive MIP. Executives whose annual compensation for the year was not expected to exceed the $1,000,000 cap under Section 162(m) participated in the Company’s annual cash incentive plan. The Company has been transitioning the annual cash incentives for its Named Executive Officers to be under one incentive plan, the Executive MIP. During fiscal 2008, only Mr. Huffer, Chairman, Chief Executive Officer and President, participated in the Executive MIP. During fiscal 2009, the annual cash incentives for Mr. Huffer and James S. Porter, Chief Financial Officer, and Patricia A. Beithon, General Counsel and Secretary, were pursuant to the Executive MIP. For fiscal 2010, the annual cash incentives for all of the Company’s Named Executive Officers are pursuant to the Executive MIP.

United States Securities and Exchange Commission

January 28, 2010

Since the annual cash incentives for all of the Company’s Named Executive Officers for the current fiscal year are pursuant to the Executive MIP and there will be no need to discuss any short-term incentive plan other than the Executive MIP in the Company’s 2010 Proxy Statement, the Company has not provided proforma disclosure for the Company’s 2009 Proxy Statement with respect to this Comment.

Staff Comment

Long-Term Incentives, page 36

4.	In future filings, for each of your named executive officers, please disclose the business objectives that form the basis of the number of SARs previously granted, to the extent that such SARs vest in the year for which compensation is being reported. We note that from fiscal 2006 through fiscal 2009 you granted SARs that vest over a three year period. Similarly, please disclose the individual business objectives that form the basis for the fixed dollar value of time-based restricted stock awards granted commencing with fiscal 2010.

Company Response

Commencing with fiscal 2006, the Company adopted an executive compensation program pursuant to which the long-term incentive compensation for our Named Executive Officers is delivered using approximately 60% performance share awards and approximately 40% stock-settled SARs or time-based restricted stock awards. In fiscal 2006 through fiscal 2009, stock-settled SARs were used and in fiscal 2010, time-based restricted stock awards were used. All previously granted stock-settled SAR and time-based restricted stock awards are subject to three-year vesting and are not subject to any performance criteria.

In future filings, the Company will disclose the business objectives against which each Named Executive Officer was evaluated in making the initial stock-settled SAR or time-based restricted stock awards, which are part of the annual long-term incentive award.

Below is proforma disclosure for the Company’s 2009 Proxy Statement which presents the proposed disclosure.

Page 36 of the Company’s 2009 Proxy Statement

The Committee’s intent is to deliver approximately 40% of long-term compensation for each of our Named Executive Officers in the form of SARs. The Committee begins its deliberations with a targeted fixed dollar value, as a percentage of salary, for SAR awards for each of our Named Executive Officers, which is based on competitive levels of total direct compensation for comparable positions at companies in our Comparator Group, based on data provided by Buck Consultants. The Committee determined a final fixed dollar value for each

United States Securities and Exchange Commission

January 28, 2010

Named Executive Officer after considering our Board’s subjective evaluation of the performance of our Chief Executive Officer against his individual business objectives for fiscal 2008 and our Chief Executive Officer’s subjective assessment of the performance of each of our other Named Executive Officers against his or her individual business objectives for fiscal 2008. The assessment of the performance of each of our Named Executive Officers against his or her individual business objectives was an important factor considered by the Committee in deciding to increase or decrease the fixed dollar value of the SAR award to each of our Named Executive Officers. The individual business objectives for fiscal 2008 of each of our Named Executive Officers were based on the following:

Name	Fiscal 2008 Individual Business Objectives
Russell Huffer	Strategy vision and implementation, succession planning, organizational development, shareholder value, investment community and Board relations, and leadership.

James S. Porter	Strategy development and implementation, succession planning, execution of our Company-wide ERP implementation, and safety.

Gregory A. Silvestri	Operational and financial performance, safety and international strategy for our Viracon, Inc. subsidiary, and new product development for our Architectural segment.

Patricia A. Beithon	Strategy implementation, corporate compliance, litigation management, and legal support to our business units.

Gary R. Johnson	Execution of our Company-wide ERP implementation, management of our real estate portfolio, enterprise risk management, safety, and working capital improvements.

On April 29, 2008, after reviewing the Board of Directors’ subjective assessment of our Chief Executive Officer’s performance and reviewing with the Chief Executive Officer his subjective assessment of the performance of our other Named Executive Officers, the Committee determined that each of our Named Executive Officers had substantially met his or her individual business objectives for fiscal 2008 and awarded our Named Executive Officers SARs as follows:

Name	Number of SARs Awarded (#)	Percentage of Fiscal 2009 Salary (%)	Grant Price ($)
Russell Huffer	81,055	88	21.59
James S. Porter	20,289	46	21.59
Gregory A. Silvestri	21,226	46	21.59
Patricia A. Beithon	17,104	47	21.59
Gary R. Johnson	3,696	15	21.59

United States Securities and Exchange Commission

January 28, 2010

Staff Comment

Long-Term Incentives, page 36

5.	Please explain how you determine the target dollar value of SARs you have granted, to the extent that such SARs vest in the year for which compensation is being reported. Please also clarify how the number of SARs is determined. We note that you state that this number was based on the achievement of an individual’s business objectives, but also that it was calculated by dividing the target dollar value by the fair value of the award. Therefore, it is not clear how the achievement of the business objectives impacted the number of SARs granted. See Items 402(b)(2)(v) and (vii) of Regulation S-K.

Company Response

As discussed in the Company’s response to Staff Comment No. 4, the Company currently intends to deliver long-term incentive compensation to its Named Executive Officers using approximately 60% performance share awards and approximately 40% stock-settled SARs or time-based restricted stock awards. In fiscal 2006 through fiscal 2009, stock-settled SARs were used and in fiscal 2010, time-based restricted stock awards were used.

The process the Compensation Committee follows for determining the stock-settled SAR or time-based restricted stock awards that are targeted to make up approximately 40% of each Named Executive Officer’s long-term compensation is the same. Based on data concerning competitive levels of total direct compensation for comparable positions at companies in our comparator group of companies, as supplied to the Compensation Committee by its compensation consultant, the Compensation Committee determines a targeted fixed dollar value, as a percentage of salary, for the SAR or restricted stock award for each of our Named Executive Officers. Information on the Company’s comparator group of companies is found on pages 28 and 29 of the Company’s 2009 Proxy Statement. For the SAR awards made on April 28, 2009, the Compensation Committee relied on information supplied by Buck Consultants based on the comparator group listed on page 28 of the Company’s 2009 Proxy Statement. The Compensation Committee then determines, using its subjective judgment, the final fixed dollar value for each Named Executive Officer after considering our Board’s subjective evaluation of the performance of our Chief Executive Officer against his individual business objectives for the just-completed fiscal year and the Chief Executive Officer’s subjective assessment of the performance of each of our other Named Executive Officers against his or her individual business objectives for the just-completed fiscal year.

In future filings, the Company will provide additional disclosure on how the achievement of business objectives impacts the number of shares awarded.

The proforma disclosure for the Company’s 2009 Proxy Statement which presents the proposed disclosure is shown above in the response to Staff Comment No. 4.

United States Securities and Exchange Commission

January 28, 2010

Staff Comment

Long-Term Incentives, page 36

6.	Regarding your decision to grant time-based restricted stock commencing in fiscal 2010, please clarify why you believe that restricted stock awards may require the use of fewer shares of stock than SARs or stock options to deliver similar value.

Company Response

In making long-term compensation awards in the form of time-based restricted stock or stock-settled SARs, the Compensation Committee determines a fixed dollar value for each award. In the case of a restricted stock award, the fixed dollar value is divided by the closing price of the Company’s common stock on the date of the award to determine the number of shares of restricted stock awarded. In the case of a SAR award, the fixed dollar value is divided by the Black Scholes value on the date of the award to determine the number of shares covered by a SAR award. Black Scholes is a recognized, independently developed methodology used to value derivative securities that do not have a readily discernible market value. The Black Scholes value has historically been approximately one-third of the market price of the Company’s common stock and as a result, more shares are required to deliver a fixed dollar value in the form of a SAR award than a restricted stock award.

Staff Comment

Performance Shares and Performance Share Units, page 33

7.	Please disclose the predetermined corporate financial goals for (1) average return on invested capital, (2) cumulative earnings per share, and (3) market share growth. While the disclosure that appears on page 37 above “Fiscal 2007-2009 Performance Share Payout” links the payout level to what we assume are the actual results under these measures, the predetermined targets appear to be material to and form the basis of the Committee’s decision regarding the amount of the performance share awards granted. Please also ensure that you disclose the predetermined goals to be met in order for the unvested Performance Share awards granted in prior years to be earned.

Company Response

On page 37 of the Company’s 2009 Proxy Statement, the Company disclosed the predetermined corporate financial goals for the Fiscal 2007 – 2009 Performance Shares in a table titled “Fiscal 2007 – 2009 Performance Share Awards Payout Metrics.” The Company’s achievement against these goals was disclosed narratively directly below that table and above the table titled “Fiscal 2007 – 2009 Performance Share Payout.” In future filings, the Company will continue to disclose, in tabular format, the predetermined corporate financial goals to be met for the unvested Performance Share awards granted in prior years for which the performance period has ended and the awards that have been earned in the just-completed fiscal year. In addition, the Company

United States Securities and Exchange Commission

January 28, 2010

will also disclose, both narratively and in tabular format, the actual performance of the Company or the relevant Company business unit against the related, predetermined goals, in order to facilitate a reader’s understanding of the calculation of the payout percentage.

In future filings, the Company proposes to add the following disclosure between the “Performance Share Awards Payout Metrics” table and the “Performance Share Payout” table appearing on page 37 of the Company’s 2009 Proxy Statement. For ease of presentation, the Company has assumed in the following disclosure that the Compensation Committee will use the same metrics in future performance periods as were used in the fiscal 2007 - 2009 period.

After completion of our fiscal 20     audit, it was determined that the payout on the fiscal 20     - 20     Performance Shares was at     % level based on: an average ROIC of     %; cumulative EPS of $            ; and market share growth of     % for the Architectural segment and     % for the Large-Scale Optical segment. Information regarding the fiscal 20     - 20     Performance Share payout percentage is set forth below.

Fiscal 20     - 20     Performance Share Payout Percentage

Performance Metric	Actual Performance	Percentage Earned	Weight	Percentage Payout
Average ROIC			33-1/3%
Cumulative EPS			33-1/3%
Market Share Growth
Architectural Segment (85% of 33-1/3%)			28-1/3%
Large-Scale Optical Segment (15% of 33-1/3%)			5%

Total

Acknowledgment

We acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (952) 487-7514 (telephone) or (952) 487-7515 (facsimile) or pbeithon@apog.com.

United States Securities and Exchange Commission

January 28, 2010

Sincerely,

/s/ Patricia A. Beithon
Patricia A. Beithon
General Counsel and Secretary

cc:	James S. Porter, Chief Financial Officer, Apogee Enterprises, Inc.

Robert A. Rosenbaum, Dorsey & Whitney LLP

Scott R. Erickson, Deloitte & Touche, LLP